johnnic
holdings

Rule 12g3-2(b) File No. 82-5128

05006326

16 February 2005

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C. 213 SECTION

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Circular to Johnnic Shareholders dated 11 February 2005** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Michael R D Boyns
Company Secretary

Enclosure

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

dlw 3/14

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 Internet: httpp//www.johnnic.co.za e-mail: mail @johnnic.co.za

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action that you should take, please consult your banker, stockbroker, legal advisor, accountant or other professional advisor.
2. If you have disposed of your entire holding of shares in Johnnic Holdings Limited ("Johnnic"), this circular, together with the attached form of proxy, should be handed to the purchaser to whom, or the stockbroker or agent through whom, you disposed of your shares.
3. Beneficial shareholders who have already dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialised Johnnic shareholders, and who wish to attend the general meeting, must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.
4. The attention of Johnnic shareholders is drawn to the fact that those shareholders holding Johnnic shares in certificated form will receive share certificates in respect of Johnnic Communications Limited ("Johncom") shares which will be unbundled ("Johncom unbundling shares") and are advised that they will have to dematerialise such share certificates prior to trading the Johncom unbundling shares on the JSE Securities Exchange South Africa. Those shareholders holding Johnnic shares in dematerialised form will have their accounts with their CSDP or broker, as the case may be, credited with the Johncom unbundling shares.
5. Johnnic share certificates may not be dematerialised or rematerialised between Thursday, 17 March 2005 and Thursday, 24 March 2005, both days inclusive, due to the administration requirements of the unbundling process set out in this circular.
6. If you, as a certificated Johnnic shareholder or own name registered dematerialised shareholder, are unable to attend the general meeting of shareholders of Johnnic to be held at 09:00 on Wednesday, 9 March 2005, at Gallagher Estate, 19 Richards Drive, Midrand, but wish to be represented thereat, you must complete and return the attached form of proxy (blue) to reach the registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), by no later than 09:00 on Monday, 7 March 2005.
7. **Any shareholder having difficulties or queries in regard to the general meeting or any of the above is invited to contact the registrar, Computershare Investor Services 2004 (Proprietary) Limited, on telephone number 0800 117 472 or +27 (0)11 870 8203 if calling from outside South Africa. Calls may be monitored for quality control purposes.**

johnnic holdings

Johnnic Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
Share code: JNC ISIN: ZAE000024352
("Johnnic")

CIRCULAR TO JOHNNIC SHAREHOLDERS

regarding

the proposed unbundling by way of a distribution *in specie* by Johnnic to its shareholders (*pro rata* to their shareholdings) of all of its shares in Johncom in terms of Section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended;

and incorporating

- **a notice of general meeting; and**
- **a form of proxy (for use by certificated shareholders and dematerialised shareholders with own name registration only).**

Investment bank and transaction sponsor
Standard Bank

Legal advisors
WWB
WEBBER WENTZEL BOWENS

Tax advisors
Deloitte.
Audit.Tax.Consulting.Financial Advisory.

Reporting accountants
Deloitte.
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Advisor to the Independent Committee
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)

Sponsor
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

This document is only available in English. Copies may be obtained from the registered offices of Johnnic, the sponsor and the registrars and information agents whose addresses are set out in the "Corporate information" section of this document.

Date of issue: 11 February 2005

CORPORATE INFORMATION

Secretary and registered office

Michael R D Boyns, CA(SA)
Level 3 (West Wing), Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

Legal advisors

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

Registrars

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61763, Marshalltown, 2107)
Telephone number: 0800 117 472 or
+27 (0)11 870 8203
(if calling from outside South Africa)

American Depositary Receipt Programme (ADR)

Cusip number 478058100

Depositary

The Bank of New York
22nd Floor
101 Barclay Street,
New York, N.Y. 10286, USA.

Investment bank and transaction sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Reporting accountants

Deloitte & Touche
Deloitte Place
The Woodlands
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Tax advisors

Deloitte & Touche
Deloitte Place
The Woodlands
Woodmead
Sandton, 2196
(Private Bag X1, Gallo Manor, 2052)

Advisor to the Independent Committee

PricewaterhouseCoopers Corporate Finance
(Proprietary) Limited
(Registration number 1970/003711/07)
2 Elgin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

Sponsor

Merrill Lynch South Africa (Proprietary)
Limited
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2010)

TABLE OF CONTENTS

The definitions given on pages 8 to 10 of this circular apply to the table of contents, salient features and salient dates and times.

SALIENT FEATURES

This summary contains the main features of the proposed transaction detailed in this circular, which should be read in its entirety for a full appreciation thereof. The definitions given on pages 8 to 10 of this circular apply to the salient features.

1. INTRODUCTION

Johnnic shareholders are referred to the unbundling announcement dated 1 December 2004 in which it was announced that the Independent Committee made a recommendation to the Johnnic board for Johnnic to unbundle to its shareholders (*pro rata* to their shareholdings) all of its shareholding in Johncom and to the subsequent announcement dated 19 January 2005 detailing the revised timetable relating to the unbundling. This recommendation by the Independent Committee has been adopted by the Johnnic board subject to the necessary regulatory, shareholder and other approvals.

2. THE JOHNNIC UNBUNDLING

Johnnic will, subject to the fulfilment of the condition precedent outlined in paragraph 6 below and in paragraph 8 of this circular, distribute *in specie* to its shareholders recorded in the register on the record date (*pro rata* to their shareholdings) the Johncom unbundling shares in terms of Section 90 of the Companies Act.

The table of entitlement in respect of the unbundling will be as follows:

Total number of Johnnic shares in issue	Total number of Johncom shares to be unbundled	Number of Johncom shares to be unbundled per 100 Johnnic shares
166 470 398	65 098 196	39.10497

The unbundling ratio will be 39.10497 and is based on 166 470 398 Johnnic shares in issue.

In the event that there is a change in the unbundling ratio indicated above, the actual unbundling ratio will be announced on the finalisation date. However, it is unlikely that the unbundling ratio will change.

The proposed unbundling ratio disclosed in the above table will be applied to the aggregate number of Johnnic shares held by each Johnnic shareholder on the record date and the resultant number of shares will be rounded down to the nearest whole number if it is less than 0.5 and will be rounded up to the nearest whole number if it is equal to or greater than 0.5.

3. BACKGROUND AND RATIONALE FOR THE UNBUNDLING

After the unbundling by Johnnic of substantially all of its shares in MTN in June 2003, the Johnnic board deliberated on a new strategy for Johnnic. The main considerations were twofold: firstly, the collapsing of the pyramid structure that exists between Johnnic and Johncom on the JSE and, secondly, the strategic direction of Johnnic as it seeks to make new investments in growth sectors. The board identified the hotels and gaming sector as the new area of focus for Johnnic.

Johnnic received several unsolicited proposals from parties interested in participating in the enhancement of empowerment in the Company. The Independent Committee was then appointed after a conflict of interest was identified involving certain members of the Johnnic board who were participants in one of the empowerment proposals received by the Company. In the process of considering the proposals received and recommending a way forward in the best interests of Johnnic shareholders, the Independent Committee appointed PricewaterhouseCoopers as its advisor. The Independent Committee, together with its advisor and the Company's corporate advisors, reviewed the proposals received and canvassed the views of several of the stakeholders in Johnnic. The outcome was that, taking into account the strategic direction of the Company as identified by the Johnnic board, it became clear that the gaming assets owned by Johnnic and the media assets owned by Johncom do not have a strategic fit and that, as a result, the market was unlikely to place full value on these assets under one company with a single point of entry for investors.

Subsequently, the Johnnic board after taking into consideration the recommendations of the Independent Committee decided to proceed with the restructuring of Johnnic aimed at achieving the following objectives:

- unlocking most of the discount at which Johnnic shares trade relative to their underlying NAV;
- enabling Johnnic shareholders to hold shares directly in Johncom;
- collapsing the pyramid structure that exists between Johnnic and Johncom on the JSE; and
- increasing the free float in Johncom shares on the JSE.

4. BLACK ECONOMIC EMPOWERMENT

Subsequent to the unbundling, Johnnic will pursue its strategy to become a focused hotels and gaming company, and Johncom will continue to be a media and entertainment company. The Johnnic board is of the view that both Johnnic and Johncom need to pursue their empowerment strategies separately. As such, the Johnnic board and the board of directors of Johncom will be embarking on strategies to consider enhancing their respective companies' empowerment credentials from a value-adding perspective.

5. PRO FORMA FINANCIAL EFFECTS

The pro forma financial effects are the responsibility of the Johnnic board and they are presented for illustrative purposes only and, because of their nature, may not give a fair reflection of Johnnic's financial position after the transactions.

5.1 Pro forma financial effects of the FIH transaction and the MTN disposal

The pro forma financial effects of the FIH transaction and the MTN disposal on 100 Johnnic shares held at the record date are set out below.

Assumptions

- For the purposes of calculating the earnings per 100 Johnnic shares in the "Before" column of the table below, the reviewed financial information for the six months ended 30 September 2004 was used. The earnings per 100 Johnnic shares, as set out in the "After" column of the table below, are based on the assumptions that:
  - the FIH transaction occurred on 1 April 2004 and a consideration of R295 million was paid on that day;
  - the audited financial statements of TIH for the financial year ended 31 March 2004 were used to calculate the equity accounted earnings of Johnnic for the six months ended 30 September 2004;
  - the FIH transaction had no effect on goodwill;
  - the MTN disposal occurred on 1 April 2004, resulting in total proceeds amounting to approximately R1.3 billion;
  - the cash balance earned interest at a rate of 7.5% per annum for the six months ended 30 September 2004; and
  - the weighted average number of Johnnic shares in issue during the six months ended 30 September 2004 of 166 469 592 was used in the calculation of headline earnings and attributable earnings.
- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table below, the reviewed financial information of Johnnic at 30 September 2004 was used. The NAV per 100 Johnnic shares, as set out in the "After" column of the table below, is based on the assumptions that:
  - the FIH transaction occurred on 30 September 2004 and a purchase consideration of R295 million was paid on that day;
  - the MTN disposal occurred on 30 September 2004, resulting in total proceeds amounting to approximately R1.3 billion; and
  - 166 470 398 Johnnic shares in issue at 30 September 2004 were used in NAV calculations.

	Per 100 Johnnic shares			
	Before	After		
	As reported at 30 September 2004	FIH transaction	FIH transaction and MTN disposal	Percentage change
Headline earnings (cents)	6 642	7 210	8 483	28
Attributable earnings (cents)	8 559	9 127	67 637	690
– profit on MTN disposal (cents)	–	–	57 236	
– earnings excluding profit on MTN disposal (cents)	8 559	9 127	10 401	
Intangible NAV (Rand) (excluding minorities proportionate share)	141	141	141	–
Tangible NAV (Rand)	1 529	1 529	1 568	3
Total NAV (Rand)	1 670	1 670	1 709	2

5.2 Pro forma financial effects of the unbundling

The effect of the unbundling on a Johnnic shareholder will be that a Johnnic shareholder will:

- receive 39.10497 Johncom unbundling shares for every 100 Johnnic shares held at the record date; and
- retain his/her/its existing shareholding in Johnnic, which will reduce in value to reflect the remaining assets of Johnnic after the implementation of the unbundling.

The pro forma financial effects of the unbundling on 100 Johnnic shares held at the record date are set out below.

Assumptions

- For the purposes of calculating the earnings per 100 Johnnic shares in the "Before" column of the table below, the earnings per 100 Johnnic shares after the FIH transaction and the MTN disposal, as per the "After" column of the table in paragraph 5.1 above, were used. The earnings per 100 Johnnic shares, as set out in the "After" column of the table below, are based on the assumptions that:
  - the unbundling was implemented on 1 April 2004 and that taxation costs of approximately R272 million were incurred. The taxation costs (comprising of CGT, STC and UST) used are based on a market price of R34 per Johncom share and are subject to change based on the market price of a Johncom share at the effective date of the unbundling, being 29 March 2005;
  - the Johncom shares were revalued from a book value of R16.37 to R20.62 (being the market value of a Johncom share at 1 April 2004) in terms of generally accepted accounting practice, resulting in a revaluation gain of R277 million; and
  - the weighted average number of Johnnic shares in issue during the six months ended 30 September 2004 of 166 469 592 was used in the calculation of headline earnings and attributable earnings.
- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table below, the calculated NAV per 100 Johnnic shares after the FIH transaction and the MTN disposal, as per the "After" column of the table in paragraph 5.1 above, was used. The NAV per 100 Johnnic shares, as set out in the "After" column of the table below, is based on the assumptions that:
  - the unbundling was implemented on 30 September 2004 and that taxation costs (comprising CGT, STC and UST) of approximately R272 million were incurred. The taxation costs are based on a market price of R34 per Johncom share and are subject to change based on the market price of a Johncom share at the effective date of the unbundling, being 29 March 2005; and
  - 166 470 398 Johnnic shares in issue at 30 September 2004 were used in NAV calculations.

	Before	After					
	Per 100 Johnnic shares after FIH transaction and MTN disposal	Per 100 Johnnic shares	Per 39.10497 Johncom shares	Total	Percentage change	
					Per Johnnic shareholder	Per 100 Johnnic shares
Headline earnings (cents)	8 483	3 189	4 682	7 871	(7)*	(62)
Attributable earnings (cents)	67 637	60 692	6 770	67 462	–	(10)
– revaluation of Johncom shares net of tax (cents)	–	267	–	267		
– profit on MTN disposal (cents)	57 236	57 236	–	57 236		
– earnings excluding revaluation of Johncom and profit on MTN disposal (cents)	10 401	3 189	6 770	9 959		
Intangible NAV (Rand) (excluding minorities proportionate share)	141	4	137	141	–	(97)
Tangible NAV (Rand)	1 568	891	513	1 404	(10)*	(43)
Total NAV (Rand)	1 709	895	650	1 545	(10)*	(48)

* Decline due to impact of tax on unbundling.

6. CONDITION PRECEDENT

The unbundling is subject to the condition precedent that at the general meeting of Johnnic shareholders, the ordinary resolutions required to approve and implement the unbundling are passed.

7. FUTURE OF JOHNNIC

Immediately after the implementation of the unbundling, Johnnic will comprise the following investments:

- 100% of Gallagher Estate and Johnnic Properties;
- 28.5% effective interest in Suncoast Casino; and
- 9.5% effective interest in TIH, with the acquisition of a further 9.5% effective interest in TIH subject to regulatory approvals.

Subsequent to the unbundling, the Johnnic board remains committed to pursuing new value-enhancing transactions aimed at making Johnnic a focused hotels and gaming company.

8. TAX CONSIDERATIONS

This summary is intended as a general guide and is not intended to constitute a complete analysis of the tax consequences of the Johnnic unbundling under South African law. This summary is not intended to be, nor should it be considered to be, legal or tax advice. Johnnic shareholders should therefore consult their own tax advisors about the tax consequences of the unbundling on their personal tax positions. Johnnic and its advisors will not be responsible for the tax consequences of the unbundling on Johnnic shareholders under South African law, laws of the jurisdiction of their residence, and any tax treaty between South Africa and their country of residence.

The unbundling will in all likelihood not qualify for the tax concessions for unbundling transactions contained in Section 46 of the Income Tax Act on the basis that Johncom constitutes a "domestic financial instrument holding company", as defined in Section 41 of the Income Tax Act.

The distribution *in specie* will in all likelihood be regarded as a "dividend" (as defined in Section 1 of the Income Tax Act) received by Johnnic shareholders for income tax and, where applicable, STC purposes.

9. RECLASSIFICATION OF LISTING

Subsequent to the unbundling, Johnnic will be classified as a cash company by the JSE due to the fact that more than 50% of its assets will be cash. As such, Johnnic will be given six months from the effective date of the unbundling by the JSE within which to make an announcement relating to the acquisition of

viable assets. As a result of the unbundling, Johnnic will no longer be involved in publishing and printing and the listing will therefore be transferred to an appropriate sector. Shareholders will be advised of the details thereof in due course.

10. OPINIONS AND RECOMMENDATIONS

The Johnnic board is of the opinion that the terms and conditions of the unbundling are fair and reasonable and recommends that Johnnic shareholders vote in favour of the resolutions necessary to approve and implement the unbundling.

11. NOTICE OF GENERAL MEETING

A general meeting of Johnnic shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand at 09:00 on Wednesday, 9 March 2005 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions necessary to approve and implement the unbundling. A notice convening the general meeting and a form of proxy (blue) for use by certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders are attached to this circular.

12. ACTION REQUIRED

Certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders who are unable to attend the general meeting and wish to be represented thereat, should complete and return the attached form of proxy (blue) for certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders in accordance with the instructions therein and lodge it with, or post it to, the registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), so as to be received by not later than 09:00 on Monday, 7 March 2005.

Dematerialised shareholders, other than own name registered dematerialised Johnnic shareholders, who have dematerialised their Johnnic shares through a CSDP or broker, and who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.

SALIENT DATES AND TIMES

	2005
Last day for lodging forms of proxy in respect of the resolutions to be proposed at the general meeting by no later than 09:00 on	Monday, 7 March
General meeting to be held at 09:00 on	Wednesday, 9 March
The final unbundling ratio announcement (finalisation date) is made on SENS on	Wednesday, 9 March
Results of the general meeting announced on SENS on	Wednesday, 9 March
Results of the general meeting published in the press on	Thursday, 10 March
The final unbundling ratio announcement is published in the press on	Thursday, 10 March
Last date to trade in Johnnic shares on the JSE in order to participate in the unbundling on	Wednesday, 16 March
Johnnic shares trade ex-rights to the unbundling shares on	Thursday, 17 March
The record date in order to participate in the unbundling at close of business on	Thursday, 24 March
Share certificates in respect of Johncom shares posted to certificated Johnnic shareholders or credited to the CSDP accounts of dematerialised shareholders on	Tuesday, 29 March

Note:

The dates and times in this circular are subject to amendments, which amendments, if any, will be announced on SENS and published in the press. All times referred to throughout this circular are South African times. Share certificates in Johnnic may not be dematerialised or rematerialised between Thursday, 17 March 2005 and Thursday, 24 March 2005, both days inclusive.

DEFINITIONS

Throughout this circular and the annexures hereto, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders:

"Caxton"	Caxton and CTP Publishers and Printers Limited (Registration number 1947/026616/06), a company listed on the JSE and held 36.2% by Johncom;
"certificated Johnnic shareholders" or "certificated shareholders"	Johnnic shareholders who hold shares in certificated form;
"this circular"	this circular, dated Friday, 11 February 2005 incorporating the annexures, the notice of the general meeting and the form of proxy (blue) to be completed by Johnnic shareholders;
"CGT"	capital gains tax in terms of the Eighth Schedule to the Income Tax Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP"	Central Securities Depository Participant;
"dematerialised shareholder"	holder of Johnnic shares in dematerialised form, whether or not an own name registered dematerialised Johnnic shareholder;
"effective date"	commencement of business (08:00) on Tuesday, 29 March 2005, being the date upon which share certificates in respect of the Johncom unbundling shares will be posted to certificated Johnnic shareholders or credited to the CSDP accounts of dematerialised shareholders;
"FIH"	Fabcos Investment Holding Company Limited (Registration number 1995/009721/06), a company that has a 38% shareholding in TIH;
"FIH transaction"	the acquisition by Johnnic of a 50% shareholding in FIH from Fabvest Investment Holdings Limited for a total consideration of R295 million. The first tranche of the FIH transaction, representing a 25% shareholding in FIH, has been implemented while the second tranche is still subject to regulatory approvals;
"finalisation date"	Wednesday, 9 March 2005, being the day on which the final terms of the unbundling will be announced on SENS;
"Gallagher Estate"	Gallagher Estate Holdings Limited (Registration number 1989/001668/06), a wholly-owned subsidiary of Johnnic;
"general meeting"	the general meeting of Johnnic shareholders to be held at 09:00 on Wednesday, 9 March 2005, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng;
"the Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Independent Committee"	the Independent Committee of the board of directors of Johnnic, consisting of Messrs C B Brayshaw, P E Burton and S W Moutloatse (independent non-executive directors of Johnnic) and Messrs D E Jowell and M W King (independent external members);
"Johncom"	Johnnic Communications Limited (Registration number 1889/000352/06), a subsidiary company of Johnnic which is listed on the JSE and in which Johnnic holds the unbundling shares;

"Johncom shares"	the ordinary shares of a nominal value of 10 cents each in the share capital of Johncom;
"Johncom unbundling shares" or "unbundling shares"	all of Johnnic's holding of Johncom shares, amounting to 65 098 196 or 62.5% of the issued share capital of Johncom;
"Johnnic" or "the Company"	Johnnic Holdings Limited (Registration number 1889/000429/06), listed on the JSE;
"Johnnic board" or "the board"	the board of directors of Johnnic;
"Johnnic Group" or "the Group"	Johnnic, its subsidiary and associated companies;
"Johnnic Properties"	a division of Johnnic which houses various properties owned by Johnnic;
"Johnnic shareholders"	the registered holders of Johnnic shares including own name registered dematerialised Johnnic shareholders;
"Johnnic shares"	the ordinary shares of a nominal value of 10 cents each in the share capital of Johnnic;
"Johnnic unbundling" or "unbundling"	the proposed distribution *in specie* by Johnnic *pro rata* to its shareholders of the Johncom unbundling shares in terms of Section 90 of the Companies Act;
"Johnsil"	Johnnies Strategic Investment Holdings Limited (Registration number 1957/001260/06), a wholly-owned subsidiary of Johnnic;
"JSE"	the JSE Securities Exchange South Africa;
"last practicable date"	Wednesday, 9 February 2005, being the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the JSE Listings Requirements;
"M-Net"	Electronic Media Network Limited (Registration number 1985/002853/06), a company held 38.6% by Johncom;
"MTN disposal"	the disposal by Johnnic of 40 million shares in MTN held as current assets on the Johnnic balance sheet, at an average price of R32.44 per share, realising approximately R1.3 billion;
"MTN Group" or "MTN"	MTN Group Limited (Registration number 1994/009584/06), a company listed on the JSE;
"NAV"	net asset value;
"own name registered dematerialised Johnnic shareholders"	persons recorded as shareholders in the sub-register maintained and administered by a CSDP;
"PricewaterhouseCoopers"	PricewaterhouseCoopers Corporate Finance (Proprietary) Limited (Registration number 1970/003711/07), a company incorporated in South Africa, being the advisor to the Independent Committee;
"record date"	the close of business (16:00) on Thursday, 24 March 2005, being the last day on which Johnnic shareholders may be recorded in the register in order to participate in the unbundling;
"registrars"	the registrars to Johnnic, namely Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07);
"rounding"	the method of rounding the number of Johncom shares to which each Johnnic shareholder is entitled to the nearest whole number;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;

"Standard Bank"	The Standard Bank of South Africa Limited (Registration number 1962/000738/06);
"STC"	Secondary Tax on Companies;
"Suncoast Casino"	Suncoast Casino and Entertainment World, a casino operated by Tsogo Sun KZN, in which Johnnic has an effective 28.5% interest;
"SuperSport"	SuperSport International Holdings Limited (Registration number 1997/004203/06), a company held 38.6% by Johncom;
"TIH"	Tsogo Investment Holding Company (Proprietary) Limited (Registration number 1994/008525/07), a company that has a 51% controlling interest in Tsogo Sun Holdings (Proprietary) Limited;
"Tsogo Sun KZN"	Tsogo Sun KwaZulu-Natal (Proprietary) Limited (Registration number 1997/014551/07), an operating company for Suncoast Casino;
"unbundling announcement"	the detailed terms of the unbundling announced on SENS on 1 December 2004;
"unbundling ratio"	the 39.10497, being the number of Johncom unbundling shares receivable by Johnnic shareholders for every 100 Johnnic shares held at the record date, which final number will be announced on SENS on or about Wednesday, 9 March 2005; and
"UST"	Uncertificated Securities Tax.

johnnic holdings

Johnnic Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
Share code: JNC ISIN: ZAE000024352
("Johnnic")

Directors	Alternate directors
Ramaphosa, Matamela Cyril *(Chairman)*	Cindi, Zithulele Nyangana Absalom
Ramon, Kandimathie Christine *(Acting Chief Operating Officer and Financial Director)*	
Brayshaw, Colin Bertram	
Burton, Patrick Ernest	
Molusi, Andrew Conway Gaorekwe	Jenkins, Paul Michael
Oliphant, Tommy Richard Alpheus	
Ramano, Mashudu Elias	

CIRCULAR TO JOHNNIC SHAREHOLDERS

1. INTRODUCTION

Johnnic shareholders are referred to the unbundling announcement dated 1 December 2004 in which it was announced that the Independent Committee made a recommendation to the Johnnic board for Johnnic to unbundle to its shareholders (*pro rata* to their shareholdings) all of its shareholding in Johncom and to the subsequent announcement dated 19 January 2005 detailing the revised timetable relating to the unbundling. This recommendation by the Independent Committee has been adopted by the Johnnic board subject to the necessary regulatory, shareholder and other approvals.

2. BACKGROUND AND RATIONALE FOR THE UNBUNDLING

After the unbundling by Johnnic of substantially all of its shares in MTN in June 2003, the Johnnic board deliberated on a new strategy for Johnnic. The main considerations were twofold: firstly, the collapsing of the pyramid structure that exists between Johnnic and Johncom on the JSE and, secondly, the strategic direction of Johnnic as it seeks to make new investments in growth sectors. The board identified the hotels and gaming sector as the new area of focus for Johnnic.

Johnnic received several unsolicited proposals from parties interested in participating in the enhancement of empowerment in the Company. The Independent Committee was then appointed after a conflict of interest was identified involving certain members of the Johnnic board who were participants in one of the empowerment proposals received by the Company. In the process of considering the proposals received and recommending a way forward in the best interests of Johnnic shareholders, the Independent Committee appointed PricewaterhouseCoopers as its advisor. The Independent Committee, together with its advisor and the Company's corporate advisors, reviewed the proposals received and canvassed the views of several of the stakeholders in Johnnic. The outcome was that, taking into account the strategic direction of the Company as identified by the Johnnic board, it became clear that the gaming assets owned by Johnnic and the media assets owned by Johncom do not have a strategic fit and that, as a result, the market was unlikely to place full value on these assets under one company with a single point of entry for investors.

Subsequently, the Johnnic board after taking into consideration the recommendations of the Independent Committee decided to proceed with the restructuring of Johnnic aimed at achieving the following objectives:

- unlocking most of the discount at which Johnnic shares trade relative to their underlying NAV;
- enabling Johnnic shareholders to hold shares directly in Johncom;
- collapsing the pyramid structure that exists between Johnnic and Johncom on the JSE; and
- increasing the free float in Johncom shares on the JSE.

3. THE JOHNNIC GROUP STRUCTURE

3.1 The Johnnic group structure before the implementation of the unbundling is set out below.



Johnnic
100%
Johnsil
Media and Entertainment
Casino, Exhibition and Property
26.0%
36.5%
Johncom
Suncoast Casino (28.5%)
Gallagher Estate (100%)
Media
Books and Maps
Retail
Home Entertainment
Music
Africa
Johnnic Properties
Associates
– Caxton, which is 36.2% held by Johncom.
– M-Net and SuperSport, which are 38.6% held by Johncom.
TIH (9.5%*)

Johnnic and Johncom group structures after the implementation of the unbundling are set out below.

Johnnic structure



Johnnic
28.5%
100%
100%
9.5%
Suncoast Casino
Gallagher Estate
Johnnic Properties
TIH*

*The acquisition of an additional 9.5% interest in TIH is pending the approvals of the competition and gaming authorities.

Johncom structure


Johncom
Media
Books and Maps
Retail
Home Entertainment
Music
Africa
Associates
– Caxton, which is 36.2% held by Johncom.
– M-Net and SuperSport, which are 38.6% held by Johncom.

4. PARTICULARS OF THE UNBUNDLING

Johnnic will, subject to the fulfilment of the condition precedent outlined in paragraph 8 of this circular, distribute *in specie* to Johnnic shareholders recorded in the register on the record date (*pro rata* to their shareholdings) the Johncom unbundling shares in terms of section 90 of the Companies Act.

The table of entitlement in respect of the unbundling will be as follows:

Total number of Johnnic shares in issue	Total number of Johncom shares to be unbundled	Number of Johncom shares to be unbundled per 100 Johnnic shares
166 470 398	65 098 196	39.10497

The unbundling ratio will be 39.10497 and is based on 166 470 398 Johnnic shares in issue.

In the event that there is a change in the unbundling ratio indicated above, the actual unbundling ratio will be announced on the finalisation date. However, it is unlikely that the unbundling ratio will change.

The proposed unbundling ratio disclosed in the above table will be applied to the aggregate number of Johnnic shares held by each Johnnic shareholder on the record date and the resultant number of shares will be rounded down to the nearest whole number if it is less than 0.5 and will be rounded up to the nearest whole number if it is equal to or greater than 0.5.

4.1 Procedure for the implementation of the unbundling

4.1.1 A meeting of Johnnic shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand, on Wednesday, 9 March 2005 to consider and, if deemed fit, pass the ordinary resolutions required to approve and implement the unbundling. The results of the general meeting will be announced on SENS on Wednesday, 9 March 2005 and in the press on Thursday, 10 March 2005. The unbundling is expected to be implemented with effect from the commencement of business on Tuesday, 29 March 2005.

4.1.2 For the purpose of the unbundling:

4.1.2.1 Johnnic shareholders holding their shares in Johnnic in certificated form will be issued with the Johncom unbundling shares also in certificated form and such share certificates will be posted, via registered post, at the risk of the Johnnic shareholder concerned, to the addresses reflected in the register of Johnnic shareholders on the record date. Johnnic shareholders are advised that they will have to dematerialise the said Johncom unbundling shares received by them prior to trading in such shares on the JSE; and

4.1.2.2 dematerialised shareholders recorded in the register on the record date will have their Johncom unbundling shares credited to their accounts maintained by their CSDP or broker, as the case may be.

4.1.3 Documents of title in respect of the Johnnic shares held by shareholders are not required to be surrendered in order to receive the unbundling shares.

4.2 Action to be taken by Johnnic shareholders in respect of the unbundling

Certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy (blue) for certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders in accordance with the instructions therein and lodge it with, or post it to, the registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 7 March 2005.

Dematerialised shareholders, other than own name registered dematerialised Johnnic shareholders, who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.

The attention of Johnnic shareholders is drawn to the fact that those shareholders holding Johnnic shares in certificated form will receive a share certificate in respect of the Johncom unbundling shares and are advised that they will have to dematerialise such share certificate prior to trading the Johncom unbundling shares on the JSE. Dematerialised shareholders will have their accounts with their CSDP or broker, as the case may be, credited with the Johncom unbundling shares.

Johnnic shareholders resident outside South Africa who are to receive the Johncom unbundling shares must satisfy themselves as to the full observation of the laws of the relevant territory in connection therewith.

Johnnic share certificates may not be dematerialised or rematerialised between Thursday, 17 March 2005 and Thursday, 24 March 2005, both days inclusive, due to the administration requirements of the unbundling.

5. PRO FORMA FINANCIAL EFFECTS

The pro forma financial effects are the responsibility of the Johnnic board and they are presented for illustrative purposes only and, because of their nature, may not give a fair reflection of Johnnic's financial position after the transactions.

5.1 Pro forma financial effects of the FIH transaction and the MTN disposal

The pro forma financial effects of the FIH transaction and the MTN disposal on 100 Johnnic shares at the record date are set out below.

Assumptions

- For the purposes of calculating the earnings per 100 Johnnic shares in the "Before" column of the table below, the reviewed financial information for the six months ended 30 September 2004 was used. The earnings per 100 Johnnic shares, as set out in the "After" column of the table below, are based on the assumptions that:
  - the FIH transaction occurred on 1 April 2004 and a consideration of R295 million was paid on that day;
  - the audited financial statements of TIH for the financial year ended 31 March 2004 were used to calculate the equity accounted earnings of Johnnic for the six months ended 30 September 2004;
  - the FIH transaction had no effect on goodwill;
  - the MTN disposal occurred on 1 April 2004, resulting in total proceeds amounting to approximately R1.3 billion;
  - the cash balance earned interest at a rate of 7.5% per annum for the six months ended 30 September 2004; and
  - the weighted average number of Johnnic shares in issue during the six months ended 30 September 2004 of 166 469 592 was used in the calculation of headline earnings and attributable earnings.

- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table below, the reviewed financial information of Johnnic at 30 September 2004 was used. The NAV per 100 Johnnic shares, as set out in the "After" column of the table below, is based on the assumptions that:
  - the FIH transaction occurred on 30 September 2004 and a purchase consideration of R295 million was paid on that day;
  - the MTN disposal occurred on 30 September 2004, resulting in total proceeds amounting to approximately R1.3 billion; and
  - 166 470 398 Johnnic shares in issue at 30 September 2004 were used in NAV calculations.

	Per 100 Johnnic shares			
	Before	After		
	As reported at 30 September 2004	FIH transaction	FIH transaction and MTN disposal	Percentage change
Headline earnings (cents)	6 642	7 210	8 483	28
Attributable earnings (cents)	8 559	9 127	67 637	690
– profit on MTN disposal (cents)	–	–	57 236	
– earnings excluding profit on MTN disposal (cents)	8 559	9 127	10 401	
Intangible NAV (Rand) (excluding minorities proportionate share)	141	141	141	–
Tangible NAV (Rand)	1 529	1 529	1 568	3
Total NAV (Rand)	1 670	1 670	1 709	2

5.2 Pro forma financial effects of the unbundling

The effect of the unbundling on a Johnnic shareholder will be that a Johnnic shareholder will:

- receive 39.10497 Johncom unbundling shares for every 100 Johnnic shares held on the record date; and
- retain his/her/its existing shareholding in Johnnic, which will reduce in value to reflect the remaining assets of Johnnic after the implementation of the unbundling.

The pro forma financial effects of the unbundling on 100 Johnnic shares held at the record date are set out below:

Assumptions

- For the purposes of calculating the earnings per 100 Johnnic shares in the "Before" column of the table below, the earnings per 100 Johnnic shares after the FIH transaction and the MTN disposal, as per the "After" column of the table in paragraph 5.1 above, were used. The earnings per 100 Johnnic shares, as set out in the "After" column of the table below, are based on the assumptions that:
  - the unbundling was implemented on 1 April 2004 and that taxation costs of approximately R272 million were incurred. The taxation costs (comprising of CGT, STC and UST) used are based on a market price of R34 per Johncom share and are subject to change based on the market price of a Johncom share at the effective date of the unbundling, being 29 March 2005;
  - the Johncom shares were revalued from a book value of R16.37 to R20.62 (being the market value of a Johncom share at 1 April 2004) in terms of generally accepted accounting practice, resulting in a revaluation gain of R277 million; and
  - the weighted average number of Johnnic shares in issue during the six months ended 30 September 2004 of 166 469 592 was used in the calculation of headline earnings and attributable earnings.

- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table below, the calculated NAV per 100 Johnnic shares after the FIH transaction and the MTN disposal, as per the "After" column of the table in paragraph 5.1 above, was used. The NAV per 100 Johnnic shares, as set out in the "After" column of the table below, is based on the assumptions that:
  - the unbundling was implemented on 30 September 2004 and that taxation costs (comprising CGT, STC and UST) of approximately R272 million were incurred. The taxation costs are based on a market price of R34 per Johncom share and are subject to change based on the market price of a Johncom share at the effective date of the unbundling, being 29 March 2005; and
  - 166 470 398 Johnnic shares in issue at 30 September 2004 were used in NAV calculations.

	Before	**After**				
	Per 100 Johnnic shares after FIH transaction and MTN disposal	**Per 100 Johnnic shares**	**Per 39.10497 Johncom shares**	**Total**	**Percentage change**	
					Per Johnnic shareholder	**Per 100 Johnnic shares**
Headline earnings (cents)	8 483	3 189	4 682	7 871	(7)*	(62)
Attributable earnings (cents)	67 637	60 692	6 770	67 462	–	(10)
– revaluation of Johncom shares net of tax (cents)	–	267	–	267		
– profit on MTN disposal (cents)	57 236	57 236	–	57 236		
– earnings excluding revaluation of Johncom and profit on MTN disposal (cents)	10 401	3 189	6 770	9 959		
Intangible NAV (Rand) (excluding minorities proportionate share)	141	4	137	141	–	(97)
Tangible NAV (Rand)	1 568	891	513	1 404	(10)*	(43)
Total NAV (Rand)	1 709	895	650	1 545	(10)*	(48)

* Decline due to the impact of tax on unbundling.

6. PRO FORMA NET ASSET AND INCOME STATEMENT

The consolidated pro forma net asset statement and income statement are the responsibility of the Johnnic board and are presented for illustrative purposes only and, because of their nature, may not give a fair reflection of Johnnic's financial position after the FIH transaction, the MTN disposal and the unbundling.

The consolidated pro forma net asset statement of Johnnic is prepared on a basis that is consistent with the current accounting policies of Johnnic and assumes that the FIH transaction, the MTN disposal and the unbundling were effected on 30 September 2004.

6.1 Consolidated pro forma balance sheet

The unaudited pro forma balance sheet of Johnnic at 30 September 2004, before and after the FIH transaction, the MTN disposal and the unbundling.

R'million	Actual 30 September 2004	FIH transaction and MTN disposal pro forma adjustments	Johncom unbundling pro forma adjustments	Pro forma 30 September 2004
ASSETS				
Non-current assets	**1 894**	**295**	**(1 736)**	**453**
Property, plant and equipment	416	–	(288)	128
Goodwill and intangible assets	371	–	(365)	6
Interests in associated companies	891	295	(886)	300
Investments and loans	113	–	(94)	19
Deferred taxation	103	–	(103)	–
Current assets	**3 457**	**(230)**	**(2 087)**	**1 140**
Bank balances, deposits and cash	502	1 003	(600)	905
Securitised cash deposit	192	–	–	192
Equities held as current assets	1 267	(1 233)	(34)	–
Other current assets	1 496	–	(1 453)	43
Total assets	**5 351**	**65**	**(3 823)**	**1 593**
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interest	2 780	65	(1 356)	1 489
Minority interests	690	–	(683)	7
Total equity	**3 470**	**65**	**(2 039)**	**1 496**
Non-current liabilities	**200**	**–**	**(195)**	**5**
Interest bearing liabilities	39	–	(34)	5
Provision for post-retirement medical costs	128	–	(128)	–
Deferred taxation	33	–	(33)	–
Current liabilities	**1 681**	**–**	**(1 589)**	**92**
Non-interest bearing liabilities	1 483	–	(1 396)	87
Interest bearing liabilities	198	–	(193)	5
Total equity and liabilities	**5 351**	**65**	**(3 823)**	**1 593**
NAV per 100 shares (Rand)	1 670			895
Tangible NAV per 100 shares (Rand)	1 529			891
Shares in issue	166 470 398			166 470 398

Assumptions

The assumptions used in the pro forma adjustments above are the same as those disclosed in the financial effects calculations in paragraph 5 above. The pro forma financial position assumes that Johncom is deconsolidated from the Johnnic financial position at 30 September 2004.

6.2 Pro forma consolidated income statement

The unaudited pro forma income statement of Johnnic for the six months ended 30 September 2004, before and after the unbundling.

R'million	Six months ended 30 September 2004	FIH transaction and MTN disposal pro forma adjustments	Johncom unbundling pro forma adjustments	Pro forma six months ended 30 September 2004
Revenue	2 006	–	(1 953)	53
Cost of sales	(1 211)	–	1 201	(10)
Gross profit	**795**	**–**	**(752)**	**43**
Operating expenses – net	(588)	–	554	(34)
Depreciation	(42)	–	40	(2)
Amortisation of intangibles	(6)	–	6	–
Profit from operations before exceptional items	**159**	**–**	**(152)**	**7**
Exceptional items	53	952	224	1 229
Profit from operations	**212**	**952**	**72**	**1 236**
Finance costs	(38)	–	38	–
Finance income	52	22	(35)	39
Share of profits of associated companies	54	9	(52)	11
Profit before taxation	**280**	**983**	**23**	**1 286**
Taxation	(65)	–	(209)	(274)
Profit after taxation	**215**	**983**	**(186)**	**1 012**
Minority interests	(72)	–	71	(1)
Attributable earnings	**143**	**983**	**(115)**	**1 011**
Headline earnings per share (cents)	66			32
Attributable earnings per share (cents)	86			607
Weighted average number of shares in issue	166 469 592			166 469 592

Assumptions

The assumptions used in the pro forma adjustments above are the same as those disclosed in the financial effects calculations in paragraph 5 above. The pro forma consolidated income statement assumes that Johncom is deconsolidated from the Johnnic interim financial results for the six months ended 30 September 2004.

6.3 Pro forma segmental analysis

The pro forma segmental analysis of Johnnic before and after the FIH transaction, the MTN disposal and the unbundling is set out below.

R'million	Six months ended 30 September 2004	FIH transaction and MTN disposal pro forma adjustments	Johncom unbundling pro forma adjustments	Pro forma six months ended 30 September 2004
Headline earnings				
Media and entertainment	78	–	(78)	–
Gaming and properties	13	9	–	22
Interest and corporate Head office	20	21	(10)	31
Basic headline earnings	**111**	**30**	**(88)**	**53**
Exceptional items after taxation and minority interest	32	953	(27)	958
Attributable earnings	**143**	**983**	**(115)**	**1 011**
Revenue				
Media and entertainment	**1 953**	**–**	**(1 953)**	**–**
Media	645	–	(645)	–
Retail	336	–	(336)	–
Books and Maps	138	–	(138)	–
Home entertainment	158	–	(158)	–
Music	74	–	(74)	–
Africa	5	–	(5)	–
Distribution, Manufacturing and Support Services	85	–	(85)	–
Pay television	512	–	(512)	–
Gaming and Properties	**53**	**–**	**–**	**53**
Casino	4	–	–	4
Gallagher Estate	30	–	–	30
Johnnic Properties	19	–	–	19
	2 006	–	(1 953)	53
Profit from operations before exceptional items				
Media and entertainment	**152**	**–**	**(152)**	**–**
Media	58	–	(58)	–
Retail	2	–	(2)	–
Books and Maps	7	–	(7)	–
Home entertainment	17	–	(17)	–
Music	(1)	–	1	–
Africa	(8)	–	8	–
Distribution, Manufacturing and Support Services	(7)	–	7	–
Pay television	85	–	(85)	–
Disposed operations				
Hammicks	(1)	–	1	–
Gaming and Properties	**12**	**–**	**–**	**12**
Casino	3	–	–	3
Gallagher Estate	6	–	–	6
Johnnic Properties	3	–	–	3
Corporate Head office	(5)	–	–	(5)
	159	–	(152)	7

Assumptions

The assumptions used in the pro forma adjustments above are the same as those disclosed in the financial effects calculations in paragraph 5 above. The pro forma segmental analysis assumes that Johncom is deconsolidated from the Johnnic interim financial results for the six months ended 30 September 2004.

7. NON-SOUTH AFRICAN SHAREHOLDERS

The distribution of the unbundling shares to Johnnic shareholders, who are residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries, may be prohibited or affected by the laws of the relevant jurisdictions including but not limited to the United States of America, Canada and Australia. Such persons should acquaint themselves with and observe any applicable legal requirements of the relevant jurisdictions to which they are subject. Should any shareholder of Johnnic be prohibited from receiving the distribution of Johncom unbundling shares under the laws of the relevant jurisdiction to which he is subject, Johnnic shall sell such Johncom unbundling shares to which they would have been entitled on the JSE and pay such shareholder cash equal to the proceeds (net of costs) derived from such sale.

8. CONDITION PRECEDENT

The unbundling is subject to the condition precedent that at the general meeting of Johnnic shareholders, the ordinary resolutions required to approve and implement the unbundling are passed.

9. TAX CONSIDERATIONS

This summary is intended as a general guide and is not intended to constitute a complete analysis of the tax consequences of the Johnnic unbundling under South African law. This summary is not intended to be, nor should it be considered to be, legal or tax advice. Johnnic shareholders should therefore consult their own tax advisors about the tax consequences of the unbundling on their personal tax positions. Johnnic and its advisors will not be responsible for the tax consequences of the unbundling on Johnnic shareholders under South African law, laws of the jurisdiction of their residence, and any tax treaty between South Africa and their country of residence.

The unbundling will in all likelihood not qualify for the tax concessions for unbundling transactions contained in Section 46 of the Income Tax Act on the basis that Johncom constitutes a "domestic financial instrument holding company", as defined in Section 41 of the Income Tax Act.

The distribution *in specie* will in all likelihood be regarded as a "dividend" (as defined in Section 1 of the Income Tax Act), received by Johnnic shareholders for income tax and, where applicable, STC purposes.

10. SALIENT AND FINANCIAL INFORMATION ON JOHNCOM

10.1 Nature of business

Johncom has six business units, namely:

- Media: comprising newspapers, magazines and digital publishing;
- Books and Maps: publishers and distributors of books and maps;
- Retail: interests in book retailing and theatrical exhibition;
- Home Entertainment: servicing the rental and retail dealers with DVDs, videos and electronic games;
- Music: distributors and producers of music; and
- Africa: representing Johncom's interests across all businesses in Africa.

10.2 Financial information

The consolidated audited financial information relating to Johncom, comprising the income statements, balance sheets and cash flow statements for the three financial years ended 31 March 2002, 31 March 2003 and 31 March 2004 and the consolidated reviewed interim financial information for the six month period ended 30 September 2004, are contained in Annexure 3 to this circular. Deloitte & Touche who are the auditors for this financial information issued unqualified audit and review reports.

10.3 Share price history

The share price history and the volumes traded on the JSE of Johncom shares are set out in Annexure 2 to this circular.

10.4 Directors

Ramano, Mashudu Elias	Non-executive Chairman (South African)
Business address:	Octagon House, 47 Wierda Road, Wierda Valley, Sandton
Other directorship:	Johnnic
Molusi, Andrew Conway Gaorekwe	Chief Executive Officer (South African)
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Other directorships:	Johnnic, M-Net, SuperSport and Caxton
Brayshaw, Colin Bertram	Non-executive Director (South African)
Business address:	Coronation Place, Freestone Park, 135 Patricia Road; Sandown, 2196
Other directorship:	Johnnic
Desai, Prakash Chandra	Financial Director (South African)
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Other directorships:	M-Net, SuperSport and Caxton
Jacobsohn, Neil	Executive Director
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Jenkins, Paul Michael	Executive Director
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Other directorships:	M-Net, SuperSport and Caxton
Mashabela, Dennis Morakiwa	Independent non-executive Director
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Modise, Jacob Rasetlhake Daniel	Non-executive Director (South African)
Business address:	Gallagher Estate, 19 Richards Drive, Midrand
Other directorship:	Johnsil
Moutloatse, Stephen William	Non-executive Director (South African)
Business address:	8 Hillside Road, Parktown, 2193
Oliphant, Tommy Richard Alpheus	Non-executive Director (South African)
Business address:	526 – 16th Street, Constantia Square, Stellenryk Building, Midrand, 1685
Other directorship:	Johnnic
Ramon, Kandimathie Christine	Non-executive Director (South African)
Business address:	Gallagher Estate, 19 Richards Drive, Midrand
Other directorships:	Johnnic, Johnsil, FIH and TIH
Wixley, Thomas Alexander	Independent non-executive Director (South African)
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196

10.5 **Share capital**

The authorised and issued share capital of Johncom is as follows:

	R'million
Authorised	
120 000 000 ordinary shares of 10 cents each	120.0
Total Authorised	120.0
Issued	
104 189 314 ordinary shares of 10 cents each	10.4
Share premium	813.7
	824.1

15 810 686 unissued ordinary shares are under the unrestricted control of the directors until the next annual general meeting.

10.6 **Major shareholders**

At the last practicable date, the names of entities that currently beneficially hold interests of 5% or more of the issued share capital of Johncom are set out below.

Shareholder	Address	Number of Johncom ordinary shares held	Percentage shareholding
Johnsil	Gallagher Estate 19 Richards Drive Midrand	37 972 295	36.5
Johnnic	Gallagher Estate 19 Richards Drive Midrand	27 125 901	26.0
Allan Gray	Granger Bay Court Beach Road, V&A Waterfront Cape Town	6 942 885	6.6

10.7 **Directors' interests**

Share options granted to executive directors are detailed below. Other than as set out below, the directors have no interests in Johncom shares.

Director's name	Balance of share options as at 1 April 2003	Number of share options allocated during the year	Date of allocation	Number of share options relinquished during the year	Balance of share options as at 31 March 2004	Exercisable number of share options	Allocation price R	Exercisable date
P C Desai	125 000	112 120	1 July 2003	–	237 120	6 250	*135.00	3 Jan 2001
						6 250	135.00	3 Jan 2002
						6 250	135.00	3 Jan 2003
						6 250	135.00	3 Jan 2004
						20 000	11.90	1 May 2004
						20 000	11.90	1 May 2005
						20 000	11.90	1 May 2006
						40 000	11.90	1 May 2007
						22 424	14.69	1 July 2005
						22 424	14.69	1 July 2006
						22 424	14.69	1 July 2007
						44 848	14.69	1 July 2008
N Jacobsohn	124 800	91 880	1 July 2003	(5 000)**	211 680	5 000	*90.00	2 April 2004
						5 000	90.00	2 April 2005
						9 800	90.00	2 April 2006
						20 000	11.90	1 May 2004
						20 000	11.90	1 May 2005
						20 000	11.90	1 May 2006
						40 000	11.90	1 May 2007
						18 376	14.69	1 July 2005
						18 376	14.69	1 July 2006
						18 376	14.69	1 July 2007
						36 752	14.69	1 July 2008
P M Jenkins	100 000	90 250	1 July 2003	–	190 250	20 000	11.90	1 May 2004
						20 000	11.90	1 May 2005
						20 000	11.90	1 May 2006
						40 000	11.90	1 May 2007
						18 050	14.69	1 July 2005
						18 050	14.69	1 July 2006
						18 050	14.69	1 July 2007
						36 100	14.69	1 July 2008
A C G Molusi	131 300	134 780	1 July 2003	–	266 080	6 300	*90.00	2 April 2003
						6 300	90.00	2 April 2004
						6 300	90.00	2 April 2005
						12 400	90.00	2 April 2006
						20 000	11.90	1 May 2004
						20 000	11.90	1 May 2005
						20 000	11.90	1 May 2006
						40 000	11.90	1 May 2007
						26 956	14.69	1 July 2005
						26 956	14.69	1 July 2006
						26 956	14.69	1 July 2007
						53 912	14.69	1 July 2008

* The share options allocated to directors at a price of R135.00 and R90.00 were allocated prior to the unbundling of MTN Group. Accordingly, each of these options qualifies for 5.3 MTN Group shares and 1 Johncom share at the allocation price.

** Mr N Jacobsohn relinquished 5 000 share options for a cash bonus of R370 600 during the course of the year. The amount of the bonus was equivalent to the gain on the exercise of the share options. No other directors relinquished share options in favour of a cash bonus during the year.

The table below provides an analysis of the total emoluments paid to executive directors of Johncom for the financial year ended 31 March 2004.

Director's name	Salary R	Benefits R	Retirement and medical benefits R	Bonuses[2] R	Total emoluments R
P C Desai	1 330 350	74 181	198 672	420 000	2 023 203
N Jacobsohn	927 845	146 965	242 046	724 998[1]	2 041 854
P M Jenkins	1 141 116	108 079	240 648	758 642	2 248 485
A C G Molusi	1 540 956	158 800	207 621	447 000	2 354 377
	4 940 267	488 025	888 987	2 350 640	8 667 919

Salary includes cash, consultancy fees and entertainment allowances. Benefits include car scheme.

(1) This amount includes share options relinquished in favour of a cash bonus of R370 600.

(2) Bonuses paid during the financial year are in respect of performance for the prior year.

The table below provides an analysis of the fees paid to non-executive directors of Johncom for the financial year ended 31 March 2004.

Director's name	Directors' fees R	Fee for special services R	Investment and restructuring committee fees R	Remuneration committee fees R	Audit committee fees R	Total fees R
M E Ramano	127 500	122 080	25 200	28 600	–	303 380
C B Brayshaw	33 982	–	–	17 116	14 494	65 592
D M Mashabela	51 000	–	28 600	–	24 000	103 600
J R D Modise[1]	66 000	–	24 500	–	4 603	95 103
L Morake	19 088	–	7 797	–	–	26 885
S W Moutloatse	28 982	–	10 900	–	14 493	54 375
T R A Oliphant	33 982	–	–	11 270	–	45 252
K C Ramon[1]	66 000	–	17 700	–	23 479	107 179
D A Simpson	35 500	–	10 000	17 392	13 904	76 796
T A Wixley	66 000	–	19 986	39 215	39 725	164 926
	528 034	122 080	144 683	113 593	134 698	1 043 088

(1) These amounts have not been paid directly to J R D Modise and K C Ramon, but to Johnnic, as they are salaried executives of Johnnic.

11. SALIENT AND FINANCIAL INFORMATION ON JOHNNIC

11.1 Nature of business

Johnnic comprises the following major investments:

- 62.5% of Johncom;
- 100% of Gallagher Estate and Johnnic Properties;
- 28.5% effective interest in Suncoast Casino; and
- 9.5% effective interest in TIH, with the acquisition of a further 9.5% effective interest in TIH subject to regulatory approvals.

11.2 **Directors**

Ramaphosa, Matamela Cyril	Independent non-executive Chairman (South African)
Appointed:	19 November 1996
Age:	52
Business address:	18 Acacia Road Chislehurston, Sandton, 2146
Qualification:	B.Proc
Other directorships:	MTN and SABMiller plc
Ramon, Kandimathie Christine	Acting Chief Operating Officer and Financial Director (South African)
Appointed:	5 March 2003
Age:	37
Business address:	Gallagher Estate, 19 Richards Drive, Midrand
Qualifications:	BCompt, BCompt Hons, CA(SA), SEP (Harvard)
Other directorships:	Johncom, Johnsil, TIH and FIH
Brayshaw, Colin Bertram	Independent non-executive Director (South African)
Appointed:	31 October 1996
Age:	69
Business address:	Coronation Place, Freestone Park, 135 Patricia Road, Sandown, 2196
Qualifications:	CA(SA), FCA
Other directorship:	Johncom
Burton, Patrick Ernest	Independent non-executive Director (South African)
Appointed:	20 September 2000
Age:	52
Business address:	Corner Landsdowne and Becker Roads, Phillipi, Mitchells Plain, 7785
Qualifications:	BComm (Hons), HDip Tax
Molusi, Andrew Conway Gaorekwe	Non-executive Director (South African)
Appointed:	1 July 2003
Age:	42
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Qualifications:	BJourn, MA
Other directorships:	Johncom, M-Net, SuperSport and Caxton
Oliphant, Tommy Richard Alpheus	Non-executive Director (South African)
Appointed:	21 September 1999
Age:	59
Business address:	526 – 16th Street Constantia Square, Stellenryk Building Midrand, 1685
Qualification:	MAP
Other directorship:	Johncom
Ramano, Mashudu Elias	Non-executive Director (South African)
Appointed:	1 October 2001
Age:	51
Business address:	Octagon House, 47 Wierda Road, Wierda Valley, Sandton
Qualification:	BCompt
Other directorship:	Johncom

Alternate directors

Cindi, Zithulele Nyangana Absalom	Independent non-executive alternate Director (Alternate to Ramaphosa, Matamela Cyril) (South African)
Appointed:	8 March 1999
Age:	53
Business address:	Mawusa Union, 7th Floor, Unity House, 100 Plein Street, Johannesburg
Other directorship:	MTN
Jenkins, Paul Michael	Non-executive alternate Director (alternate to Molusi, Andrew Conway Gaorekwe) (South African)
Appointed:	1 July 2003
Age:	45
Business address:	Johncom House, 4 Biermann Avenue, Rosebank, 2196
Qualifications:	B Com, LLB
Other directorships:	Johncom, M-Net, SuperSport and Caxton.

11.3 Directors' emoluments

Directors' emoluments paid by Johnnic during the financial year ended 31 March 2004 were as follows:

Director's name	Salary and benefits[1] R'000	Retirement and medical benefits[2] R'000	Bonuses and performance related payments R'000	Directors' fees R'000	Committee fees R'000	Other services[3] R'000	Total R'000	Gain on share options exercised R'000	Total emolu-ments R'000	Paid by subsidiaries/ associates R'000	Paid by Company R'000
Executive directors											
I Charnley (3 months – 30 June 03)[4]	430.2	62.2	1 531.6	–	–	–	**2 024.0**	6 399.7	8 423.7	(2 024.0)	6 399.7
P M Jenkins – resigned 1 July 03	297.0	57.2	–	–	–	–	**354.2**	5 170.7	5 524.9	(354.2)	5 170.7
A C G Molusi – appointed 1 July 03	1 392.9	141.8	447.0	–	–	–	**1 981.7**	–	1 981.7	(1 859.0)	122.7
J R D Modise	2 159.6	387.9	2 661.6	66.0	29.1	–	**5 304.2**	16 188.7	21 492.9	(95.1)[5]	21 397.8
P F Nhleko (3 months – 30 June 03)[4]	1 085.4	89.6	5 662.4	–	–	–	**6 837.4**	–	6 837.4	(6 837.4)	–
K C Ramon	1 083.5	223.6	1 201.7	66.0	41.2	–	**2 616.0**	6 400.3	9 016.3	(107.2)[5]	8 909.1
Executive alternate directors											
R K Jackson – resigned 1 July 03	222.1	55.7	–	–	–	–	**277.8**	6 229.6	6 507.4	–	6 507.4
P M Jenkins – appointed 1 July 03	952.2	183.4	758.7	–	–	–	**1 894.3**	–	1 894.3	(1 894.3)	–
Non-executive directors											
C B Brayshaw [*#$]	–	–	–	84.0	66.1	–	**150.1**	–	150.1	(65.6)	84.5
P E Burton[*]	–	–	–	50.0	15.0	–	**65.0**	–	65.0	–	65.0
I Charnley – resigned 30 Sept 03[4]	–	–	–	12.5	–	–	**12.5**	–	12.5	–	12.5
W S Moutloatse[*]	–	–	–	79.0	40.4	–	**119.4**	–	119.4	(54.4)	65.0
P F Nhleko (9 months – 31 March 04)[4]	–	–	–	62.5	–	–	**62.5**	–	62.5	–	62.5
T R A Oliphant[#$]	–	–	–	84.0	20.3	–	**104.3**	–	104.3	(45.3)	59.0
M E Ramano[$]	–	–	–	177.5	55.3	122.1	**354.9**	–	354.9	(303.4)	51.5
M C Ramaphosa[#]	–	–	–	150.0	25.0	200.0	**375.0**	–	375.0	(65.0)	310.0
Alternate											
Z N A Cindi	–	–	–	75.0	–	–	**75.0**	–	75.0	(75.0)	–
	7 622.9	**1 201.4**	**12 263.0**	**906.5**	**292.4**	**322.1**	**22 608.3**	**40 389.0**	**62 997.3**	**(13 779.9)**	**49 217.4**

1. Salary and benefits include cash, car schemes and allowances, including leave encashment.
2. Retirement and medical benefits include provident fund, pension fund, deferred compensation and medical aid.
3. Relates to additional work undertaken during the year including maintaining external stakeholder relations, being responsible for setting and managing senior executives' responsibilities and other involvement and contributions in the Group.
4. I Charnley and P F Nhleko became non-executive directors of Johnnic on the unbundling of MTN Group in June 2003.
5. Amounts paid to Johnnic and not the directors concerned.

* Audit committee member.

\# Remuneration committee member.

$ Investment and restructuring committee member.

No directors of Johnnic will benefit directly or indirectly in any manner as a consequence of the implementation of the unbundling other than as shareholders. It is anticipated that there will be no changes to the directors' remuneration as a result of the unbundling.

11.4 Share capital

The authorised and issued share capital of Johnnic before and after the unbundling is as follows:

	R'million
Authorised	
200 000 000 ordinary shares of 10 cents each	20.0
34 500 000 fixed rate redeemable cumulative preference shares of 10 cents each	3.5
40 000 000 "A" variable rate redeemable cumulative preference shares of 10 cents each	4.0
1 300 000 8.25% cumulative redeemable preference shares of R1,00 each	1.3
5 500 000 variable rate redeemable cumulative preference shares of 10 cents each	0.5
Total authorised	29.3
Issued	
166 470 398 ordinary shares of 10 cents each	16.6

12. SHAREHOLDINGS IN JOHNNIC

12.1 Major shareholders

At 31 January 2005, the names of entities that beneficially held interests of 5% or more of the issued share capital of Johnnic are set out below.

Shareholder	Address	Number of Johnnic ordinary shares held	Percentage shareholding
Coronation	PO Box 993 Cape Town, 8000	19 195 552	11.5
Old Mutual Group	PO Box 878 Cape Town, 8000	17 683 099	10.6
Public Investment Commissioners	Private Bag X187 Pretoria, 0001	12 503 072	7.5
Allan Gray	PO Box 51318 V&A Waterfront, 8002	11 674 088	7.0
Metropolitan	PO Box 2500 Bellville, 7535	8 828 087	5.3

12.2 Directors' interests in securities

At the last practicable date none of the directors had direct, indirect, beneficial or non-beneficial interests in Johnnic ordinary shares, except for Kandimathie Christine Ramon who, directly and beneficially, holds 1 326 shares in Johnnic.

13. EXCHANGE CONTROL REGULATIONS

The following guideline is not a comprehensive statement of the Exchange Control Regulations of South Africa. Johnnic shareholders who have any doubt as to the action that they must take should consult their professional advisors.

In the case of Johnnic shareholders whose registered addresses in the register of Johnnic shareholders are outside the common monetary area, the unbundling will be dealt with in compliance with the Exchange Control Regulations of South Africa, as follows:

13.1 South African exchange control regulations

13.1.1 *Emigrants from the common monetary area*

Share certificates issued to any emigrant in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the South African Exchange Control Regulations, such Johncom unbundling shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

13.1.2 *All other non-residents of the common monetary area*

Non-resident shareholders whose documents of title are endorsed "non-resident" will receive Johncom shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor.

13.1.3 *Johnnic shareholders in other jurisdictions*

The unbundling of the Johncom shares to shareholders, who are residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirements.

14. BLACK ECONOMIC EMPOWERMENT

Subsequent to the unbundling, Johnnic will pursue its strategy to become a focused hotels and gaming company and Johncom will continue to be a media and entertainment company. The Johnnic board is of the view that both Johnnic and Johncom need to pursue their empowerment strategies separately. As such, the Johnnic board and the board of directors of Johncom will be embarking on strategies to consider enhancing their respective companies' empowerment credentials from a value-adding perspective.

15. FUTURE OF JOHNNIC

Immediately after the implementation of the unbundling, Johnnic will comprise the following investments:

- 100% of Gallagher Estate and Johnnic Properties;
- 28.5% effective interest in Suncoast Casino; and
- 9.5% effective interest in TIH, with the acquisition of a further 9.5% effective interest in TIH subject to regulatory approvals.

Subsequent to the unbundling, the Johnnic board remains committed to pursuing new value-enhancing transactions aimed at making Johnnic a focused hotels and gaming company. It is likely that any major investments will need the approval of Johnnic shareholders as required by the Listings Requirements.

16. RECLASSIFICATION OF LISTING

Subsequent to the unbundling, Johnnic will be classified as a cash company by the JSE due to the fact that more than 50% of its assets will be cash. As such, Johnnic will be given six months from the effective date of the unbundling by the JSE within which to make an announcement relating to the acquisition of viable assets. As a result of the unbundling, Johnnic will no longer be involved in publishing and printing and the listing will therefore be transferred to an appropriate sector. Shareholders will be advised of the details thereof in due course.

17. **OPINIONS AND RECOMMENDATIONS**

The Johnnic board is of the opinion that the terms and conditions of the unbundling are fair and reasonable and recommends that Johnnic shareholders vote in favour of the resolutions necessary to approve and implement the unbundling.

The directors intend to vote in favour of all the resolutions necessary to implement the unbundling in respect of all the Johnnic shares and/or proxies held by them.

18. **STATEMENT OF SOLVENCY AND LIQUIDITY**

The Johnnic board has considered the impact of the unbundling and is of the opinion that:

- Johnnic and the Johnnic Group would be able, in the ordinary course of business, to pay their debts post the unbundling for a period of 12 months after the date of the approval of this circular by the JSE;
- the assets of Johnnic and the Johnnic Group will be in excess of its liabilities for a period of 12 months after the date of the approval of this circular by the JSE. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- the share capital and the reserves of Johnnic and the Johnnic Group would be adequate for a period of 12 months after the date of the approval of this circular by the JSE; and
- the working capital of Johnnic and the Johnnic Group will be adequate for ordinary business purposes for a period of 12 months after the date of the approval of this circular by the JSE.

19. **STATEMENT OF MATERIAL CHANGES AND LITIGATION**

In terms of the Listings Requirements, the directors of Johnnic state that there have been no changes in the main business of Johnnic since the publication of the results for the six-month period ended 30 September 2004 which had a material impact on the Johnnic Group's financial position.

There have been no legal or arbitration proceedings in the past 12 months, including any proceedings that are pending or threatened of which Johnnic is aware and which may have a material effect on the Johnnic Group's financial position.

20. **EXPENSES**

The costs relating to the unbundling are estimated at R11 988 793, excluding value-added tax. These costs will be borne by Johnnic and consist of the following:

Payee	**Amount (R)**
Standard Bank	5 000 000
Webber Wentzel Bowens	4 000 000
Deloitte & Touche – tax	1 500 000
PricewaterhouseCoopers	750 000
Computershare Investor Services 2004 (Proprietary) Limited	342 142
Ince (Proprietary) Limited	188 470
Deloitte & Touche – reporting accountants	100 000
Merrill Lynch South Africa (Proprietary) Limited	100 000
JSE fees	8 181
	11 988 793

Note:

These costs have been provided for in the published 30 September 2004 interim reviewed financial results.

21. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors of Johnnic, whose names appear on page 11 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading and that all reasonable inquiries to ascertain such facts have been made and that this circular contains all information required by law and the Listings Requirements.

22. NOTICE OF GENERAL MEETING

The general meeting of shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand, at 09:00, on Wednesday, 9 March 2005, to consider and, if deemed fit, pass with or without modification the ordinary resolutions necessary to implement the unbundling.

A notice convening the general meeting and a form of proxy (blue) for use by certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders that are unable to attend the general meeting but wish to be represented thereat are attached to and form part of this circular. Duly completed forms of proxy (blue) must be received by the registrars by not later than 09:00 on Monday, 7 March 2005.

The ordinary resolutions are required to be passed, on a show of hands, by a majority of the number of members of the Company entitled to vote on a show of hands at the general meeting who are present in person or by proxy or, where a poll has been demanded, by not less than a majority of the total votes to which the members present in person or by proxy at the general meeting are entitled.

23. CONSENTS

The investment bank and transaction sponsor, sponsor, legal advisors, reporting accountants, tax advisors and advisor to the Independent Committee have all consented in writing to act in the capacity stated and to their names being used in this circular and have not withdrawn their consents prior to the publication of this circular.

24. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at Level 3 (West Wing) Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng up to and including Wednesday, 9 March 2005, until 09:00:

24.1 the memorandum and articles of association of Johnnic;

24.2 the previous three years' audited annual financial statements of Johnnic, latest unaudited interim results, together with all notes, certificates and information required by the Companies Act;

24.3 the previous three years' audited annual financial statements of Johncom, latest unaudited interim results, together with all notes, certificates and information required by the Companies Act;

24.4 a signed copy of this circular;

24.5 the independent reporting accountants' report on the pro forma financial information;

24.6 latest sworn valuations of immovable assets; and

24.7 the letters of consent from the investment bank and transaction sponsor, sponsor, legal advisors, reporting accountants and tax advisors and advisor to the Independent Committee consenting to the publication of their names in the form and context in which they appear in this circular.

By order of the board

Michael R D Boyns
Company Secretary

Midrand
11 February 2005

Registered office
Level 3 (West Wing)
Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

TABLE OF ENTITLEMENT TO THE UNBUNDLING SHARES

The following table sets out the number of the unbundling shares which shareholders will receive based on the number of existing Johnnic shares held on the record date. The table is also based on the assumption that the unbundling ratio is 39.10497 Johncom shares per 100 Johnnic shares. Accordingly, the table of entitlement is intended as a guide only and may change if the unbundling ratio changes.

Number of Johnnic shares held on the record date	Number of Johncom unbundling shares	Number of Johnnic shares held on the record date	Number of Johncom unbundling shares
1	0	51	20
2	1	52	20
3	1	53	21
4	2	54	21
5	2	55	22
6	2	56	22
7	3	57	22
8	3	58	23
9	4	59	23
10	4	60	23
11	4	61	24
12	5	62	24
13	5	63	25
14	5	64	25
15	6	65	25
16	6	66	26
17	7	67	26
18	7	68	27
19	7	69	27
20	8	70	27
21	8	71	28
22	9	72	28
23	9	73	29
24	9	74	29
25	10	75	29
26	10	76	30
27	11	77	30
28	11	78	31
29	11	79	31
30	12	80	31
31	12	81	32
32	13	82	32
33	13	83	32
34	13	84	33
35	14	85	33
36	14	86	34
37	14	87	34
38	15	88	34
39	15	89	35
40	16	90	35
41	16	91	36
42	16	92	36
43	17	93	36
44	17	94	37
45	18	95	37
46	18	96	38
47	18	97	38
48	19	98	38
49	19	99	39
50	20	100	39

SHARE PRICE HISTORY OF JOHNCOM ON THE JSE

QUARTERLY TRADING HISTORY

The high, closing, low price and the aggregated quarterly volumes of the Johncom shares traded from 1 March 2003 to 31 December 2004 are set out in the table below.

	Month	High (cents)	Closing (cents)	Low (cents)	Volume
Quarterly					
2003	March	1 651	1 378	1 375	1 806 507
	June	1 520	1 490	1 375	2 714 335
	September	1 681	1 650	1 490	565 016
	December	1 854	1 853	1 650	384 374
2004	March	2 700	2 062	1 853	967 120
	June	2 800	2 400	2 065	1 011 556
	September	2 590	2 506	2 300	1 251 253
	December	3 400	3 400	2 510	1 184 298

MONTHLY TRADING HISTORY

The high, closing, low price and the aggregated monthly volumes of the Johncom shares traded from 1 February 2004 to 31 January 2005 are set out in the table below.

	Month	High (cents)	Closing (cents)	Low (cents)	Volume
Monthly					
2004	February	2 650	2 200	2 200	99 820
	March	2 250	2 062	2 050	608 981
	April	2 675	2 675	2 065	548 595
	May	2 800	2 450	2 450	358 610
	June	2 600	2 400	2 350	104 351
	July	2 450	2 400	2 300	392 123
	August	2 401	2 399	2 300	310 669
	September	2 590	2 506	2 399	548 461
	October	2 850	2 720	2 510	154 255
	November	3 200	2 900	2 700	140 117
	December	3 400	3 400	3 000	889 926
2005	January	3 420	3 400	3 250	201 633

DAILY TRADING HISTORY

The high, closing, low price and the aggregated monthly volumes of the Johncom shares traded from 24 December 2004 to 9 February 2005 are set out in the table below.

	Date	High (cents)	Closing (cents)	Low (cents)	Volume
Daily					
2004	3 December	3 150	3 150	3 050	21 800
	6 December	3 190	3 190	3 150	15 340
	7 December	3 230	3 230	3 190	142 250
	8 December	3 250	3 250	3 250	127 500
	9 December	3 250	3 250	3 150	45 834
	10 December	3 250	3 250	3 225	57 700
	13 December	3 300	3 300	3 300	6 500
	14 December	3 300	3 300	3 295	42 050
	15 December	3 320	3 299	3 299	17 857
	17 December	3 320	3 320	3 299	10 833
	22 December	3 355	3 350	3 350	15 357
	23 December	3 400	3 400	3 350	26 599
	24 December	3 350	3 350	3 350	5 000
	29 December	3 400	3 350	3 350	85 850
	31 December	3 400	3 400	3 400	5 004
2005	3 January	3 400	3 389	3 389	16 124
	4 January	3 390	3 390	3 350	31 486
	5 January	3 390	3 350	3 350	15 414
	6 January	3 350	3 350	3 350	10 100
	10 January	3 360	3 330	3 250	35 593
	11 January	3 390	3 385	3 340	41 300
	12 January	3 390	3 390	3 385	40 000
	14 January	3 420	3 420	3 400	2 416
	24 January	3 375	3 375	3 375	1 000
	25 January	3 400	3 400	3 375	2 400
	27 January	3 400	3 400	3 400	5 800
	2 February	3 600	3 600	3 600	5 000
	4 February	3 701	3 700	3 650	17 400
	7 February	3 705	3 700	3 700	650
	8 February	3 702	3 700	3 700	54 891
	9 February*	3 695	3 695	3 600	1 600

* Last practicable business date prior to the finalisation of this circular.

FINANCIAL INFORMATION IN RESPECT OF JOHNCOM

1. FINANCIAL OVERVIEW

Set out below is the historical financial information of Johncom for the three financial years ended 31 March 2004 and six-month period ended 30 September 2004. This information has been extracted from the published annual results of Johncom. These financial results and six months results were audited or reviewed by Deloitte & Touche, who issued unqualified audit and review opinions, respectively.

PROFIT HISTORY

1.1 Income statements

The consolidated income statements of Johncom, as extracted from the consolidated annual financial statements of Johncom for the financial years ended 31 March 2002 to 31 March 2004 and the interim results for the six-month period ended 30 September 2004, are set out below.

R'million	Notes	Six months ended 30 September 2004 Reviewed	12 months ended 31 March 2004 Audited	12 months ended 31 March 2003 Audited	12 months* ended 31 March 2002 Audited
Revenue		**1 953**	**2 698**	**3 277**	**5 475**
Cost of sales		(1 201)	(1 645)	(2 073)	(2 837)
Gross profit		**752**	**1 053**	**1 204**	**2 638**
Operating expenses – net		(554)	(845)	(1 004)	(1 683)
Depreciation		(40)	(77)	(95)	(321)
Amortisation of intangibles		(6)	(8)	(10)	(62)
Goodwill amortisation		–	(9)	(15)	(138)
Profit from operations before exceptional items		**152**	**114**	**80**	**434**
Exceptional items	4	56	(29)	(13)	2 513
Profit from operations		**208**	**85**	**67**	**2 947**
Finance costs		(27)	(19)	(60)	(143)
Finance income		13	33	27	26
Share of profits of associates	5	52	189	210	205
Profit before taxation		**246**	**288**	**244**	**3 035**
Taxation	6	(63)	(95)	(139)	(224)
Profit after taxation		**183**	**193**	**105**	**2 811**
Minority interests		(3)	(6)	(15)	(93)
Attributable earnings		**180**	**187**	**90**	**2 718**
Headline earnings per share (cents)		119	170	151	233
Attributable earnings per share (cents)		173	179	87	2 608
Diluted earnings per share					
– Headline		117	168	151	233
– Attributable		169	178	87	2 608
Weighted average number of shares in issue ('000)		104 189	104 189	104 189	104 189

* MTN Group unbundled on 9 July 2001

1.2 Balance sheets

The consolidated balance sheets of Johncom, as extracted from the consolidated annual financial statements of Johncom for the financial years ended 31 March 2002 to 31 March 2004 and the interim balance sheet at 30 September 2004, are set out below.

R'million	Notes	30 September 2004 Reviewed	31 March 2004 Audited	31 March 2003 Audited	31 March* 2002 Audited
ASSETS					
Non-current assets		**1 737**	**1 254**	**1 366**	**1 569**
Property, plant and equipment		288	203	327	408
Goodwill and intangible assets		365	48	45	109
Investments and loans	7	980	890	913	956
Deferred taxation		104	113	81	96
Current assets		**1 814**	**1 466**	**1 333**	**1 577**
Other current assets		1 453	925	882	984
Listed equities	8	34	125	160	349
Bank balances, deposits and cash	9	327	416	291	244
Total assets		**3 551**	**2 720**	**2 699**	**3 146**
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary shareholders' interest		1 733	1 706	1 567	1 601
Minority interest		35	28	8	27
Total equity		**1 768**	**1 734**	**1 575**	**1 628**
Non-current liabilities		**194**	**143**	**143**	**132**
Long term liabilities	10	34	17	28	22
Provision for post-retirement medical costs		128	121	113	108
Deferred taxation		32	5	2	2
Current liabilities		**1 589**	**843**	**981**	**1 386**
Non-interest bearing liabilities		1 396	743	664	763
Interest bearing liabilities		193	100	317	623
Total equity and liabilities		**3 551**	**2 720**	**2 699**	**3 146**
Net asset value per ordinary share book value (Rand)		17	16	15	15

* MTN Group unbundled on 9 July 2001.

1.3 Cash flow statements

The consolidated cash flow statements of Johncom, as extracted from the consolidated annual financial statements of Johncom for the financial years ended 31 March 2002 to 31 March 2004 and the interim cash flows for the six-month period ended 30 September 2004, are set out below.

R'million	Note	Six months ended 30 September 2004 Reviewed	12 months ended 31 March 2004 Audited	12 months ended 31 March 2003 Audited	12 months* ended 31 March 2002 Audited
Cash inflows from operating activities		117	113	135	604
Cash (outflows)/inflows from investing activities		(277)	265	230	(1 126)
Cash outflows from financing activities		(21)	(164)	(21)	(276)
Net (decrease)/increase in cash and cash equivalents		(181)	214	344	(798)
Cash and cash equivalents at beginning of period		332	116	(216)	647
Foreign entities translation adjustment		–	2	(12)	(65)
Cash and cash equivalents at end of period	9	**151**	**332**	**116**	**(216)**

* MTN Group unbundled on 9 July 2001.

1.4 Summarised group statement of changes in shareholders' equity

R'million	Six months ended 30 September 2004 Reviewed	12 months ended 31 March 2004 Audited	12 months ended 31 March 2003 Audited	12 months ended 31 March 2002 Audited
Balance at 1 April	**1 706**	**1 567**	**1 601**	**4 690**
AC 133 transitional adjustment	–	(87)	–	–
Restated at 1 April	**1 706**	**1 480**	**1 601**	**4 690**
Attributable earnings	180	187	90	2 718
Variation of interests in associates	(17)	15	24	(41)
Dividend paid	(42)	(31)	–	–
Distribution *in specie*	–	–	–	(9 277)
Goodwill written back on MTN unbundling	–	–	–	3 336
Exchange differences arising on translation of foreign entities	–	–	(35)	26
Unrecognised loss in associate now proportionately consolidated	(22)	–	–	–
Movement on revaluation reserve arising on revaluation of listed equities	(72)	55	(110)	151
Other	–	–	(3)	(2)
Ordinary shareholders' interest	**1 733**	**1 706**	**1 567**	**1 601**

1.5 **Segmental analysis**

R'million	Six months ended 30 September 2004 Reviewed	12 months ended 31 March 2004 Audited	12 months ended 31 March 2003 Audited
Revenue			
Continuing operations			
Media	645	1 091	1 017
Retail	336	666	608
Books and Maps	138	267	293
Home Entertainment	158	282	268
Music	74	184	170
Africa	5	2	–
Distribution, manufacturing and support services	85	190	240
Pay television	512	–	–
Reclassification of intergroup revenue	–	–	(55)
	1 953	2 682	2 541
Disposed operations			
Hammicks	–	16	736
	1 953	2 698	3 277
Profit/(Loss) from operations before exceptional items			
Continuing operations:			
Media	58	77	60
Retail	2	13	(11)
Books and Maps	7	11	2
Home Entertainment	17	31	36
Music	(1)	11	9
Africa	(8)	(6)	(4)
Distribution, manufacturing and support services	(7)	(5)	(2)
Pay television	85	–	–
	153	132	90
Disposed operations:			
Hammicks	(1)	(18)	(10)
	152	114	80

NOTES TO THE INTERIM REVIEWED FINANCIAL RESULTS

1. BASIS OF ACCOUNTING

These summarised consolidated interim financial statements have been prepared using accounting policies that comply with the South African Statements of Generally Accepted Accounting Practice dealing with Interim Financial Reporting and the requirements of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2004, except for the adoption of AC 140: Business Combinations, in terms of which goodwill is no longer amortised and is instead considered for impairment under AC 128: Impairment of Assets. The effect of this change in accounting policy is a reduction of R6 million in amortisation charged to the income statement.

The initial accounting for the increased interest in M-Net and SuperSport has been provisionally determined. Any adjustment arising from the completion of the initial accounting will be recognised by year-end and is not expected to have a material impact on these interim results.

2. **EARNINGS PER ORDINARY SHARE**

The calculation of attributable earnings per ordinary share and basic headline earnings per ordinary share is based on attributable earnings for the six months ended 30 September 2004 of R180 million (for the years ended 2004: R187 million, 2003: R90 million, 2002: R2 718 million) and headline earnings for the six months ended 30 September 2004 of R124 million (for the years ended 2004: R177 million, 2003: R157 million, 2002: R243 million), respectively, and a weighted average of 104 189 314 (2004, 2003, 2002: 104 189 314) ordinary shares in issue. The calculation of diluted attributable earnings per ordinary share and diluted headline earnings per ordinary share is based on attributable earnings for the six months ended 30 September 2004 of R180 million (for the years ended 2004: R187 million, 2003: R90 million, 2002: R2 718 million) and headline earnings for the six months ended 30 September 2004 of R124 million (for the years ended 2004: R177 million, 2003: R157 million, 2002: R243 million), respectively, and a weighted average of 106 201 896 (2004: 105 246 312, 2003 and 2002: 104 189 314) ordinary shares in issue.

3. **REVIEWED RESULTS**

The interim financial results were reviewed by the auditors, Deloitte & Touche, who reported: "Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting, and the Companies Act in South Africa." A copy of their complete unqualified review report is available for inspection at the registered office of the company.

R'million	Six months ended 30 September 2004 Reviewed	12 months ended 31 March 2004 Audited	12 months ended 31 March 2003 Audited
4. EXCEPTIONAL ITEMS			
Surplus realised on sale of listed equities	53	58	92
Net loss on disposal of Hammicks	–	(6)	–
Impairment of leases and assets at various Nu Metro Theatres sites	–	(79)	–
Net loss on closure of IMAX sites	–	(4)	–
Impairment of goodwill, investments, loans, intellectual capital and other	3	2	(105)
	56	(29)	(13)
Share of associated company exceptional items	–	–	(54)
	56	(29)	(67)
5. SHARE OF PROFITS OF ASSOCIATES			
Share of profits earned by associated companies	52	221	210
Reduction for unrecognised losses in respect of the prior period adjustment arising from the adoption of AC 133	–	(32)	–
	52	189	210
6. TAX RATE RECONCILIATION	%	%	%
Standard rate	30	30	30
Deferred taxation not raised on assessed losses	3	5	9
Expenses not deductible for tax purposes	6	1	24
Exempt and capital profits	(7)	(6)	(12)
Difference attributable to associates	(6)	3	3
Other	–	–	3
	26	33	57

R'million	30 September 2004 Reviewed	31 March 2004 Audited	31 March 2003 Audited
7. INVESTMENTS AND LOANS			
Interest in associates	886	883	887
Listed shares at carrying value	445	438	398
Unlisted shares at carrying value	441	445	489
Other investments and loans	94	7	26
	980	890	913
Market value of listed shares	705	731	448
Directors' valuation of unlisted shares	648	1 218	640
8. LISTED EQUITIES AT MARKET VALUE			
Investment in MTN Group Limited	34	125	130
Investment in Naspers Limited	–	–	30
	34	125	160
9. CASH AND CASH EQUIVALENTS			
Bank balances, deposits an cash	327	416	291
Call borrowings	(176)	(84)	(175)
	151	332	116
10. NET CASH			
Cash and cash equivalents	151	332	116
Long term liabilities	(34)	(17)	(28)
Short term liabilities	(17)	(16)	(142)
	100	299	(54)
11. CAPITAL EXPENDITURE INCURRED	61	59	71
12. CONTINGENT LIABILITIES AND COMMITMENTS			
Guarantees	3	21	27
Unconditional purchase obligations – programme and film rights	465	–	–
Contingent liabilities	12	12	2
Operating leases	714	784	957
– within one year	81	99	108
– more than one year	633	685	849
13. CAPITAL EXPENDITURE COMMITMENTS			
Contracted	–	–	–
Approved but not contracted	42	23	60
	42	23	60

SUMMARY OF PRINCIPAL ACCOUNTING POLICIES OF JOHNCOM AS PUBLISHED FOR THE YEAR ENDED 31 MARCH 2004

The financial statements were prepared under the historical cost convention, with the exception of the revaluation of property, plant, equipment, listed equities and certain financial instruments in accordance with South African Statements of Generally Accepted Accounting Practice.

The principal accounting policies adopted are set out below.

Basis of consolidation

The Group financial statements incorporate the financial statements of Johnnic Communications Limited and all its subsidiaries for the year ended 31 March 2004. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise to obtain benefits from its activities.

The result of subsidiaries acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material inter-company transactions and balances between Group enterprises are eliminated on consolidation. The company carries investments in subsidiaries at cost less accumulated impairment losses.

Interests in associated companies

An associate company is an enterprise where the Group exercises significant influence over its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The Group's share of post-acquisition reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments and the annual contribution attributable to the Group is transferred to non-distributable reserves. Where the Group's share of losses exceeds the carrying amount, the associate is carried at nil.

Where the Group transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred. In the company's annual financial statements, associated companies are carried at cost less amounts written-off.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly-controlled entities. The Group reports its interests in jointly-controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly-controlled entities is combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly-controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly-controlled entity at the date of acquisition. Goodwill arising on acquisitions prior to 31 March 2000 was charged in full to reserves. Goodwill arising on the acquisitions subsequent to 31 March 2000 is reported in the balance sheet as intangible assets, and is amortised on a straight-line basis over its useful life, generally not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly-controlled entities is presented separately in the balance sheet.

SUMMARY OF PRINCIPAL ACCOUNTING POLICIES OF JOHNCOM AS PUBLISHED FOR THE YEAR ENDED 31 MARCH 2004 *(continued)*

On disposal of a subsidiary, associate or jointly-controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

Investments

Investments, including those in subsidiaries, are stated at cost, less amounts written-off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on fair value of the asset given up.

Long-term investments, where the Group is not in a position to exercise significant influence or joint control, are stated at cost less impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Listed equities

Marketable securities are carried at market value, and are shown under current assets, as listed equities. Market value is calculated by reference to the stock exchange quoted selling price at the close of business at the balance sheet date.

The unrealised gains or losses on the revaluation of marketable securities are transferred to a revaluation surplus.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement. On disposal of a listed equity, amounts in revaluation and other reserves relating to the listed equity are transferred to the income statement.

Revenue recognition

Revenue represents the net invoiced value of goods and services provided to third parties (excluding Value-Added Tax). Revenue is recognised at the date of publication or the date that goods are delivered to customers or services provided.

Other income earned by the Group is recognised on the following bases:

- Interest income is accrued on a time-related basis, by reference to the principal outstanding and at the interest rate applicable.
- Dividend income from investments is recognised when the shareholders' rights to receive payment is established.
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Music, film and video contract advances

Music contract advances are written-off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitment and fair value of the assets acquired are charged to the income statement over the term of the relevant lease to produce a constant periodic rate of interest on the remaining balance of the obligation for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or resale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings is capitalised. All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave.

Equity compensation plans

Where employees exercise options in terms of the rules and regulations of The Johnnic Communications Limited Share Incentive Scheme, shares are acquired in the market for participants as beneficial owners. In exchange, employees entitled to such share options pay in cash a consideration equal to the option price allocated to them.

Termination benefits

Termination benefits are charged against income when the Group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-retirement benefits

The cost of post-retirement benefits is made up of those obligations which the Group has towards current and retired employees. These obligations can be divided into the following categories and are determined as set out below:

Defined contribution plans

Retirement and provident funds

Contributions to defined contribution plans in respect of services during a period are recognised as an expense in that period.

Defined benefit plans

Pension funds

The current cost in respect of defined benefit plans is recognised as an expense in the current period. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and the fair value of the plan assets are amortised over the expected average remaining working lives of the participating employees. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of planned amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees, using the projected unit credit method. The funds are actuarially valued every three years.

Post-retirement medical aid costs

The post-retirement medical aid liability is recognised as an expense systematically over the remaining service period of employees using the projected unit credit method. Independent actuarial valuations are conducted every three years. Experience adjustments, the effects of changes in actuarial assumptions and the effects of planned amendments in respect of eligible employees are recognised as an expense or income systematically over the remaining service period of those employees. Adjustments pertaining to retired employees are recognised immediately as an expense. Between actuarial valuations, the provision is adjusted in accordance with rates supplied by the actuaries.

SUMMARY OF PRINCIPAL ACCOUNTING POLICIES OF JOHNCOM AS PUBLISHED FOR THE YEAR ENDED 31 MARCH 2004 *(continued)*

Basic earnings per ordinary share

Attributable earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the earnings attributable to ordinary shareholders, after adjustable items net of taxation and minority interests. Details of the adjustments to earnings attributable to ordinary shareholders are provided in the annual financial statements.

The basis for calculating the diluted weighted average ordinary shares in issue is the weighted average number of ordinary shares in issue during the year to which is added the theoretical number of shares to be issued for no consideration based on the average market price of an ordinary share. Share options that are out-of-the-money are not taken into account in the calculation of diluted earnings per share.

Dividends declared

Dividends declared and related taxation at reporting intervals are charged to income in the statement of changes in equity, only when the dividend is declared.

Deferred taxation

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current substantially enacted tax rates are used to determine deferred taxation.

Under this method, the Group is required to make provision for deferred taxation on the revaluations of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxation, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

No deferred taxation is recognised if the temporary difference arises from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

The principal temporary differences arise from depreciation on property, plant and equipment, revaluations of certain non-current assets, provisions for pensions and other post-retirement expenses and/or tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Property, plant and equipment

Property, plant and equipment, other than land, are stated at cost less accumulated depreciation.

Depreciation is charged to write-off the cost of property, plant and equipment to their estimated residual values (other than properties under construction), over the estimated useful lives using the straight-line method, on the following bases:

Plant, furniture and equipment	10% – 50% per annum
Leasehold improvements	10% – 20% per annum
Buildings	2% – 20% per annum
Aircraft and vehicles	20% – 25% per annum

Assets held under finance leases and leasehold improvements are depreciated over the expected useful lives on the same basis as owned assets or, where shorter, the term of the lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in income when the asset is sold or retired.

SUMMARY OF PRINCIPAL ACCOUNTING POLICIES OF JOHNCOM AS PUBLISHED FOR THE YEAR ENDED 31 MARCH 2004 *(continued)*

Maintenance and repairs which neither materially add to the value of the assets nor appreciably prolong their useful lives are charged against income.

Impairment

An annual impairment review of assets is carried out by comparing the net book value of the assets with their recoverable amounts. Recoverable amounts are based on the higher of the value in the use and the net selling price.

Value in use is determined by applying a discount rate to anticipated pre-tax cash flow for the remaining useful life of the asset. Where the recoverable amount is less than the net book value, the impairment is charged against income to reduce the carrying amount of the affected assets to recoverable amounts.

The revised carrying amounts are amortised on a systematic basis over the remaining useful life of such affected assets.

Patents and trademarks

The initial cost of acquiring patents, trademarks and licences is capitalised as an intangible asset and amortises on the straight-line basis over the expected useful life of the asset, which is on average 10 years, but generally not exceeding 20 years.

The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary.

The cost of renewing patents and trademarks is charged to the income statement when incurred.

Publishing titles

The cost of acquiring publishing titles is capitalised as an intangible asset and amortised on a straight-line basis over five years.

Costs to develop publishing titles internally are charged to the income statement when incurred.

Deferred expenditure

Licence fees, capitalised course development expenditure and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period to match expenditures with future related economic benefits. The amortisation periods are as follows:

Licence fees	8 years
Capitalised course development expenditure and other deferred expenditure	5 years

Inventories

Inventories are stated at the lower of cost or net realisable value on a weighted average and first-in, first-out. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Fixed overheads are allocated on a basis of normal capacity. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, provision is made for slow-moving, obsolete and defective inventories. Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts for purposes of the cash flow statement.

Provisions

A provision is recognised when there is a legal or constructive obligation, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Foreign currencies

Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Assets and liabilities in foreign currencies are translated to Rand at rates of exchange ruling at the end of the financial period. On disposal, translation differences are recognised in the income statement as part of the cumulative gain/loss on disposal. Translation gains and losses are included in the results for the year. To hedge its exposure to foreign exchange risks, the Group utilises financial instruments including forward exchange contracts in the management of exchange rates exposures. Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked-to-market at year-end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to Rand, as follows:

- Assets and liabilities at rates of exchange ruling at the end of the year.
- Income statement items at weighted average rates of exchange for the year.

Differences arising on translation are taken directly to non-distributable reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity subsequent to 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial instruments are initially measured at cost which includes transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets

The Group's principal financial assets are bank balances, deposits and cash, trade and other receivables and listed equities. Cash and cash equivalents are measured at fair value. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Listed equities are carried at market value.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and trade and other payables.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Derivative instruments

Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which it arises.

- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- Effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount, recognised in equity, is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gains or losses at that point remains in equity and are recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or settle on a net basis, all related financial effects are offset.

ACCOUNTANT'S REPORT ON THE PRO FORMA FINANCIAL EFFECTS, NET ASSET STATEMENT, INCOME STATEMENT AND SEGMENTAL ANALYSIS

"The Directors
Johnnic Holdings Limited
Gallagher Estate
19 Richards Drive
Midrand
1685

7 February 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE PRO FORMA FINANCIAL EFFECTS, NET ASSET STATEMENT, INCOME STATEMENT AND SEGMENTAL ANALYSIS

1. INTRODUCTION

Johnnic Holdings Limited ("Johnnic") intends unbundling all of its shareholding in Johnnic Communications Limited ("Johncom") to its shareholders. Furthermore, since 30 September 2004, Johnnic has sold its remaining 40 million MTN Group Limited ("MTN") shares.

We report on the unaudited pro forma financial effects, net asset statement, income statement and segmental analysis ("the pro forma financial information") as set out in the circular to shareholders dated 11 February 2005 ("the circular") .

The pro forma financial information has been prepared, for illustrative purposes only, to provide information about:

- the impact had Johnnic unbundled its shareholding in Johncom at 1 April 2004 for purposes of the income statement and unbundled its shareholding on 30 September 2004 for purposes of the balance sheet; and
- the impact had Johnnic sold its 40 million MTN shares on 1 April 2004 for purposes of the income statement and sold its 40 million MTN shares on 30 September 2004 for purposes of the balance sheet.

Because of its nature, the pro forma financial information may not give a fair reflection of Johnnic's financial position. At your request and for the purposes of the circular, we present our report on the pro forma financial information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

2. RESPONSIBILITIES

The directors are solely responsible for the preparation of the pro forma financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to review the financial information and to report to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information, beyond that owed to those to whom those reports were addressed at their dates of issue.

3. SCOPE

We conducted our review in accordance with the guidance issued by The South African Institute of Chartered Accountants. Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the financial information to the reviewed

financial statements of Johnnic for the period ended 30 September 2004, considering the evidence supporting the adjustments, reperforming the calculations based on the information obtained and discussing the pro forma financial information with the management responsible for financial matters of Johnnic.

Had we performed additional procedures or had we performed an audit or review of the pro forma financial information in accordance with South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

4. OPINION

Based on our review, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Johnnic; and
- the adjustments are not appropriate for the purposes of the financial information as disclosed in the circular.

Yours faithfully

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton"

johnnic holdings

Johnnic Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
Share Code: JNC ISIN: ZAE000024352
("Johnnic" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of ordinary shareholders of Johnnic will be held at 09:00 on Wednesday, 9 March 2005, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, for the purposes of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions set out below, in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), Johnnic's articles of association and the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE"):

Ordinary resolutions

"Resolved that:

1. the Company distribute by way of unbundling to its ordinary shareholders registered at the close of business on Thursday, 24 March 2005 or such other date as shall be determined by the directors of the Company ("the directors"), all of the ordinary shares in Johnnic Communications Limited ("Johncom") held by the Company, such unbundling to be effected on a basis to be determined by the directors and in terms of section 90 of the Companies Act, 1973 (Act 61 of 1973);
2. should any shareholder of the Company be prohibited from receiving a distribution of ordinary shares in Johncom under the laws of the relevant jurisdiction to which he/she/it is subject, the directors are authorised to sell such shares to which he/she/it would have been entitled on the JSE Securities Exchange South Africa and to pay such shareholders the cash equal to the proceeds (net of costs) derived from such sale; and
3. any one director of the Company or the Company Secretary is hereby authorised to do all things and sign all such documents as may be necessary to give effect to ordinary resolutions numbers 1 and 2."

VOTING

On a show of hands, every shareholder of Johnnic, who (being an individual) is present in person or by proxy at the general meeting of Johnnic shareholders or which (being a company or other body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Companies Act, shall have one vote and, on a poll, every ordinary shareholder of Johnnic present (whether an individual or company or other body corporate) or represented by a proxy at the general meeting, shall have one vote for every share held or represented by him/her/it.

FORM OF PROXY

Certificated Johnnic shareholders and own name registered dematerialised Johnnic shareholders entitled to attend and vote at the general meeting of Johnnic shareholders may appoint one or more proxies to attend and speak and to vote thereat in their stead. A proxy need not be a shareholder of Johnnic.

A form of proxy (blue), in which is set out the relevant instructions for its completion, is attached for use by such shareholder of Johnnic who is unable to attend the general meeting but who wishes to be represented thereat. Completion of a form of proxy will not preclude such shareholder of Johnnic from attending and voting (in preference to the appointed proxy) at the general meeting of shareholders of Johnnic.

The instrument appointing a proxy and the authority (if any) under which it is signed must be received by Johnnic or its registrars at the addresses given below by no later than 09:00 on Monday, 7 March 2005.

Beneficial shareholders who have already dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialised Johnnic shareholders, and who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker. The requisite authority must be lodged with the Company or its registrars at the addresses given below by no later than 09:00 on Monday, 7 March 2005.

By order of the board

Michael R D Boyns
Company Secretary

Midrand
11 February 2005

Registered office
Level 3 (West Wing)
Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

Registrars
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61763, Marshalltown, 2107)

PRINTED BY INCE (PTY) LTD

johnnic holdings

Johnnic Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
Share code: JNC ISIN: ZAE000024352
("Johnnic" or "the Company")

FORM OF PROXY FOR CERTIFICATED JOHNNIC SHAREHOLDERS AND OWN NAME REGISTERED DEMATERIALISED JOHNNIC SHAREHOLDERS

For use at the general meeting of Johnnic ordinary shareholders to be held at 09:00 on Wednesday, 9 March 2005, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng ("the general meeting").

I/We (PLEASE PRINT) ______________________________

Of ______________________________

being a Johnnic ordinary shareholder and entitled to [   ] Votes hereby appoint (see note 1 overleaf)

1. ______________________________ or, failing him/her,

2. ______________________________ or, failing him/her,

3. the chairman of the general meeting

as my/our proxy to act for me/us at the general meeting of shareholders which will be held at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the ordinary resolutions and/or abstain from voting in respect of the ordinary shares in the issued share capital of Johnnic registered in my/our name (see note 2 overleaf),as follows:

	For	Against	Abstain
Ordinary resolution 1 To distribute by way of unbundling to ordinary shareholders the shares in Johncom			
Ordinary resolution 2 To sell the Johncom shares and distribute cash equal to the net proceeds, should the laws of a foreign jurisdiction prohibit a shareholder from receiving a distribution of shares in Johncom			
Ordinary resolution 3 To authorise a Company director or the Company Secretary to implement ordinary resolutions numbers 1 and 2			

and generally to act as my/our proxy at the said general meeting.(Indicate with an "X" or the relevant number of votes in the applicable space how you wish your vote to be cast. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting as that proxy holder deems fit.)

Signed at ______________________ on ______________________ 2005

Signature ______________________________

Assisted (where applicable) ______________________________

Each Johnnic shareholder is entitled to appoint one or more proxies (who need not be a Johnnic shareholder/s) to attend, speak and vote in place of such Johnnic shareholder at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion or insertion must be initialed by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the maximum votes exercisable by the shareholder or by his/her proxy.

3. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the registrars of the Company or waived by the chairman of the general meeting.

5. A minor must be assisted by his/her legal guardian unless the relevant documents establishing his/her legal capacity have been registered with the registrars of the Company.

6. Any alteration or correction made to this form of proxy must be initialed by the signatory/ies.

7. In the case where shares are jointly held this form must be signed by all joint holders.

8. **Forms of proxy must be lodged with or posted to the Company's registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61763, Marshalltown, 2107) to reach them by no later than 09:00 on Monday, 7 March 2005.**